Kenongwo Group US, Ltd.	Yangjia Group, Xiaobu Town Yuanzhou District, Yichun City Jiangxi Province, China 336000

March 23, 2023

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Michael Fay
Brian Cascio
Jordan Nimitz
Margaret Schwartz

Kenongwo Group US, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Response dated February 2, 2023

File No. 333-239929

Dear Sir or Madam:

Kenongwo Group US, Ltd. (the “Company”) is hereby responding to your recent review letter addressed to Jianjun Zhong, Chief Executive Officer of the Company, dated February 14, 2023 (the “SEC Letter”). The Company is filing an Amendment to its Form 10-K (the “Amendment”) in response to the SEC Letter. This response letter addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Correspondence filed January 13, 2023
Item 1. Business, page 1

1.	We note your response to our prior comment 1 and reissue. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiary in China.

We have added disclosure to the Amendment to prominently state that we are a holding company with operation conducted by our subsidiary in China.

2.	We note your response to our prior comment 2 and reissue it in part. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. We also note your statements in your response to comment 2 that “[y]our research direction is beneficial to Chinese agriculture and even the world’s agriculture” and that “[y]our company’s products are not only welcomed by [y]our customers, but also supported and helped by the local government in China.” Please explain the basis of each of these claims. Furthermore, please clarify how your research is “beneficial to Chinese agriculture” as well as how your products are “supported and helped by the local government in China.”

We have provided prominent disclosure about the risks of operations in China to the Amendment. We have removed any unsupported statements from the Amendment. As the prior statements made in our previous response letter were subjective, we hereby retract them and have amended the disclosure accordingly.

3.	We note your response to our prior comment 3 and reissue. Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

We have prominently disclosed that our auditor is subject to the determinations announced by the PCAOB.

4.	We note your response to our prior comment 4 and reissue in part. Please provide a clear description in Item 1 of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that the subsidiary have made to the holding company, and its tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities and across borders. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company.

We have added a description of the transfer of cash through our organization. Because our listed main company (U.S. Kenongwo) directly holds 100% of the operating main company “Jiangxi Kenongwo Technology Co., LTD.” in China, and our cash is used for the development and operation of the operating main company, so our shareholders pay the investment funds to the domestic main company, and then the domestic main company will use the funds. Since the company has just started to have good operating performance, it has not arranged to issue dividends or distribution and as the company is trying to use the funds for the company’s development, the shareholders’ income will not be arranged for the time being.

Because our funds are used for the development of domestic enterprises, there is no foreign exchange restriction for the time being.

5.	We note your response to our prior comment 5 and reissue. Disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) in particular, or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. If you or your subsidiary are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer securities to foreign investors, then please revise to state this explicitly. If you are not required to obtain permissions requirements or approvals from the CSRC and CAC or any other governmental agency please revise to state this explicitly. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please note that (ii) and (iii) must be disclosed regardless of whether or not you currently hold permissions or approvals.

We have added the appropriate disclosure to the Amendment. The Company is not subject to the requirements of Cyberspace Administration of China (CAC) and specifically the cybersecurity law, because our company is not an Internet company and does not have a large amount of customer data, so it is not subject to the Chinese cybersecurity law.

Item 1A. Risk Factors, page 11

6.	We note your response to our prior comment 6 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless

We have added the appropriate risk factors to the summary in the Amendment.

7.	We note your response to our prior comment 7 and reissue it. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

We have added disclosure highlighting the risk factors related to the Chinese government oversight and discretion.

8.	We note your statements that “[y]our company is doing the right thing” and “[y]our company is not contrary to China’s national policy.” Please revise to provide your basis for these statements.

We have removed any statements from the 10-K that unsupported and retract any previous similar comments provided.

9.	We note your response to our prior comment 8 and reissue it. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. If you do not believe you are subject to CAC oversight, please revise your disclose to state so explicitly.

We have revised the Amendment to state that the Company is not under the supervision of the Cyberspace Administration of China (CAC).

General

10.	We note your response to our prior comment 10. In your discussion of the enforceability of civil liabilities against foreign persons please revise to explicitly address judgments obtained in U.S. courts as required by Item 101(g)(1)(ii) and (iii) of Regulation S-K, as required by Item 1 of Form 10-K.

We have added the appropriate disclosure to the Amendment.

11.	With respect to your disclosure regarding all risks related to doing business in China, please ensure that your disclosure does not suggest there are mitigating factors regarding the nature of your relationship with the Chinese government, the manner in which you are regulated, or the degree to which your operations could be affected by economic, industrial, or other policies in China.

We have removed any references to mitigating factors.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Jianjun Zhong
Jianjun Zhong

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